FOR IMMEDIATE RELEASE

Craig M. Hammett - Vice President, Chief Financial Officer 402-341-4500

     CalEnergy Announces CE Electric UK Funding Company
            $362 Million Senior Note Offering and
          Pound 200 Million Sterling Bond Offering
       to Refinance Northern Electric Acquisition Loan

OMAHA, NEBRASKA, December 5, 1997 --- CalEnergy Company,
Inc. ("CalEnergy" or the "Company") (NYSE, PCX and LSE
Symbol:  CE) announced today that CE Electric UK Funding
Company, an indirect subsidiary of the Company (the "Funding Company"), has arranged for the sale of $125 million of its 6.853% Senior Notes due 2004, and $237 million of its 6.995% Senior Notes due 2007 (collectively, the "Senior Notes"), and pound 200 million of its 7.25% Sterling Bonds due 2022 (which are guaranteed as to scheduled payments of principal and interest pursuant to a financial guarantee insurance policy issued by AMBAC Insurance UK Limited).

The Funding Company will use the net proceeds from the $362 million Senior Note offering, together with the net proceeds from the pound 200 million Sterling Bond offering, to refinance in full the term loans incurred by its wholly-owned subsidiary, CE Electric UK Holdings, to finance the acquisition of Northern Electric plc and for other general corporate purposes. Closing of both offerings is expected to occur on December 15, 1997.

The Senior Notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Sterling Bonds have not been and will not be registered under the Securities Act and will not be offered or sold in the United States.

CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates
20 generating facilities and also supplies and distributes electricity to 1.5 million customers.

                      www.calenergy.com

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